Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

February 9, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Ms. Kim McManus, Esq., Senior Attorney
Mr. Joshua Lobert, Esq., Staff Attorney
Mr. Isaac Esquivel, Staff Accountant
Ms. Kristi Marrone, Staff Accountant

Re:	GreenTree Hospitality Group Ltd.
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted January 16, 2017
CIK No. 0001724755

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 3”) of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”).

We enclose herewith five (5) courtesy copies of Draft No. 3, which has been marked to show changes to the Company’s Registration Statement confidentially submitted to the Commission on January 16, 2018 (the “January 16 Submission”).

The Company has responded to the Staff’s comments contained in the comment letter dated January 31, 2018 from the Staff (the “January 31 Comment Letter”) by revising the January 16 Submission or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the January 31 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Draft No. 3 where the disclosure addressing a particular comment appears.

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General

1.	We note the graphics and pictures included in response to prior comment 1. Please confirm that you own and/or franchise and manage all properties shown.

The Company respectfully acknowledges the Staff’s comment, and confirms that the Company owns and/or franchises and manages all properties shown.

Index to Consolidated Financial Statements, page F-1

2.	We note your response to comment 18 and await the updating of your financial statements in accordance with Rule 3-12(f) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment, and has updated its financial statements in accordance with Rule 3-12(f) of Regulation S-X to include its balance sheet as of December 31, 2017 as well as its statement of comprehensive income, statement of changes in shareholders’ equity and statement of cash flows for the year then ended.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,

/s/    Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Xin Yue Jasmine Geffner, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Daniel Fertig

Howie Farn

Simpson Thacher & Bartlett

Allen C. Wang

Latham & Watkins LLP

Alfred Yin

Ernst & Young Hua Ming LLP

Shirley Wong

Ernst & Young LLP

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